Mail Stop 4561

						July 15, 2005



Byron Webb
Chairman of the Board and Chief Executive Officer
Webb Mortgage Depot, Inc.
155 Wilson Lake Road
Mooresville, North Carolina  28117

Re:	Webb Mortgage Depot, Inc.
	Preliminary Proxy Statement on Schedule 14A
	Filed June 27, 2005
	File No. 333-72376


Dear Mr. Webb:

      This is to advise you that we have conducted only a limited review of your registration statement. Based on that limited review, we have the following comments.

Preliminary Proxy Statement on Schedule 14A

General

1. We note your response to comment 1 in our prior letter dated
March
17, 2005. Please note that the proposed spin-off and transfer of all of your assets to the newly formed Webb Mortgage Direct does not achieve the purpose of taking Webb Mortgage Depot private. Webb Mortgage Direct is a successor registrant under Rule 15d-5 and thus assumes the reporting obligations of Webb Mortgage Depot. In addition, Webb Mortgage Depot will need to file a new Form 10. Further, we note that there does not appear to be a valid business purpose for the spin-off; please revise to register the spin-off transaction.

2. We note your response to comment no. 3; however, your analysis does not provide enough facts to support your conclusion. Please expand your analysis to provide enough facts that supports your use of Section 4(2), 4(6), Rule 145 or Regulation D. For example, tell us how you will confirm that each Medical Connection shareholder is accredited.


*  *  *  *

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	If you have any questions, please call Jeffrey Shady at (202) 551-3471 or me at (202) 551-3411.

      Sincerely,



      Peggy Kim
      Senior Counsel


cc:	Jeffrey Klein (via facsimile)
	Pollock & Klein, LLP
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Mr. Webb
Webb Mortgage Depot, Inc.
July 15, 2005
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